Exhibit 12.1

INTERCEPT PHARMACEUTICALS INC.

STATEMENT OF COMPUTATION OF RATIOS

	Three Months Ended March	Years Ended December 31,
	31, 2017	2016	2015	2014	2013	2012
	(in thousands)
Earnings:

Net loss	$(89,930)	$(412,830)	$(226,429)	$(283,226)	$(67,792)	$(43,643)
Add: Fixed charges	8,045	16,029	1,267	567	208	109
Earnings, as adjusted	(81,885)	(396,801)	(225,162)	(282,659)	(67,584)	(43,534)

Fixed charges & preferred stock dividends:
Interest expense	7,206	14,196	-	-	-	4
Estimated interest component of rent expense	839	1,833	1,267	567	208	105
Total fixed charges	8,045	16,029	1,267	567	208	109

Preferred stock dividends	-	-	-	-	-	2,630
Total fixed charges & preferred stock dividends	8,045	16,029	1,267	567	208	2,739

Ratio of earnings to fixed charges	n/a	n/a	n/a	n/a	n/a	n/a

Ratio of earnings to combined fixed charges & preferred stock dividends	n/a	n/a	n/a	n/a	n/a	n/a